Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Direct Fax: (866) 945-9792 Email: KBechen@dykema.com

June 15, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arzhang Navai and Joe McCann

Re:	Ocean Biomedical, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 1, 2023
File No. 333-271392

Dear Mr. Navai and Mr. McCann:

This response letter (this “Response”) is submitted on behalf of Ocean Biomedical, Inc. (the “Company”) in response to the comment that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Ms. Elizabeth Ng, dated June 12, 2023 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-1 (the “Registration Statement”), filed with the SEC on June 1, 2023. The Company is concurrently submitting a second amendment to the Registration Statement (“Amendment No. 2”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comment and other updates.

For reference purposes, the Staff’s comment from the Comment Letter is set forth in bold text below, followed by the Company’s response to the comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 2.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 1 to Registration Statement on Form S-1

Selling Securityholders, page 212

1.	We note that your revised coverpage discloses that your are registering for resale 14,263,693 outstanding common shares and 12,050,054 common shares underlying warrants. Please revise the selling securityholder section to reflect all of these offered shares.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 3, 6, 17, 87, 88, 210, 211, 213, and 222 of Amendment No. 2.

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California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

June 15, 2023

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen

cc:	Elizabeth Ng
Chief Executive Officer
Ocean Biomedical, Inc.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin